================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 001-14554

                              Banco Santander Chile
             (Exact name of registrant as specified in its charter)

                                   Bandera 140
                                 Santiago, Chile
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Yes [_]               No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                      Yes [_]               No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes [_]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Banco Santander Chile, Registration No. 333-100975.

================================================================================

                              Banco Santander Chile


                                TABLE OF CONTENTS


     Item
     ----

      1. Press Release dated January 7, 2003, relating to the extension of the Expiration Date of Banco Santander Chile's exchange offer.

                                                                          Item 1


FOR IMMEDIATE RELEASE
---------------------

CONTACTS:
Raimundo Monge                 Robert Moreno               Desiree Soulodre
Banco Santander-Chile          Banco Santander-Chile       Banco Santander-Chile
562-320-8505                   562-320-8284                562-647-6474


                                [GRAPHIC OMITTED]


                          EXTENSION OF EXPIRATION DATE

Santiago, January 7, 2003 - Banco Santander-Chile (the "Bank") today announced that the Expiration Date in respect of its offer to exchange its new subordinated notes due 2012 for any and all outstanding 7% Subordinated Notes due 2007 had been extended from noon, New York City time, January 14, 2003 to noon, New York City time, on Thursday, January 16, 2003.

All other terms of the exchange offer remain in effect as set forth in the Prospectus for the exchange offer dated December 13, 2002. Accordingly, the pricing time will continue to be at 4:00 p.m., New York City time, on the third business day prior to the expiration time (which is now expected to be January 13, 2003), and settlement of the exchange offer will continue to be on the third business day following the expiration time (which is now expected to be January 21, 2003).

J.P. Morgan Securities Inc. is acting as the lead dealer-manager for the exchange offer and Santander Central Hispano Investment Securities Inc. is the co-dealer manager for the exchange offer.

A copy of the prospectus may be obtained by contacting the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, bankers and brokers call collect: (212) 269-5550, all others call toll free: (800) 949-2583.

INVESTORS ARE URGED TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BANCO SANTANDER CHILE IN RESPECT OF THE EXCHANGE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain these documents free of charge at the SEC's website (http://www.sec.gov) or by directing a request to D.F. King & Co., Inc. at the address and phone numbers provided above.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer is made solely by the prospectus and the related letter of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of notes in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.

According to the latest figures published by the Superintendencia de Bancos e Instituciones Financieras, Banco Santander Chile was the largest bank in Chile in terms of loans and possessed the largest distribution network with 349 branches and 1,104 ATMs. The Bank's long term bank deposits are rated Baa1 Moody's, the Bank's long term foreign issuer credit rating is A- by Standard and Poor's and its foreign currency long term debt rating is A- by Fitch. These are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE:
Bsantander). The Bank's main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander-Chile.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Banco Santander Chile


Date: January 7, 2003                  By:  /s/ Gonzalo Romero
                                            ------------------------------
                                            Name:  Gonzalo Romero
                                            Title: General Counsel